FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July , 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

Second Quarter 2009 Earnings Report

July 24, 2009

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the second quarter of 2009.

Revenues increased 48%, and operating income rose 118%, as compared to 2Q08. Adjusted EBITDA rose 102% and recorded a margin of 14.4% in 2Q09, up from 10.5% in 2Q08. Net income of majority interest was Ps. 286 million.

The principal sources of revenue growth in the quarter were Civil Construction (up 110%) and Concessions (up 61%), principally as a result of the maturation of projects that were contracted in 2007 and 2008. In addition, Industrial Construction revenue increased 18%. Total construction backlog as of June 30, 2009 was Ps. 37,534 million, keeping total construction backlog at an historically high level.

Overview of the Quarter

ICA was awarded new contracts and contract additions totaling Ps. 6,296 million during 2Q09, and a total of Ps. 9,231 million during the first six months of the year. Forty-four percent of Backlog is represented by projects that are in conjunction only 18% completed. Revenue from the operation of infrastructure concessions is also expected to continue to increase as projects that are currently in the construction phase begin operations.

The Mexican government’s National Infrastructure Plan announced in 2007 provides an opportunity for ICA to expand our portfolio of projects. While there have been some delays in the award of projects, our analysis shows that an estimated 36% of the projects included in the

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 Berenice.munoz@ica.com.mx

PRESS RELEASE

National Infrastructure Plan was underway or had been awarded in the plan’s first two years of operation.

Since 2008, Airports, Housing Development, and Rodio have been taking measures to mitigate the impact of the macroeconomic environment. Airports increased its focus on revenue generation, including commercial activities that are not directly tied to passenger traffic, and implemented strong cost control measures. These steps offset in part the ongoing impacts of the A(H1N1) flu outbreak on air travel and of the global economic recession on the air transport industry. Housing expects to focus more on the entry level and economical housing segments. Rodio has implemented a policy of strict expense controls and optimized its cost structure to offset the real estate downturn in Spain.

As a result of the increased volume of concessioned projects and financed public works, ICA’s debt increased over the past 12 months. ICA’s current policy is that debt be related to projects and in the same currency as the source of payment. ICA does not have any debt at the holding company level. (See the debt section below for more detail.)

In July 2009, ICA completed a global equity offering of 150 million shares that raised the equivalent of US$221 million in capital. The Company intends to use the net proceeds from this offering to allow it and its subsidiaries to invest in infrastructure concessions and for working capital to expand its participation in civil construction and housing development projects. The Company expects to use approximately 80% of the net proceeds from this offering for new projects in the Infrastructure, Civil Construction, and Housing Development areas. The remaining 20% is expected to provide additional capital for investment in existing infrastructure projects that the Company recently initiated, including the Rio de los Remedios—Ecatepec highway and the La Piedad Bypass tollroad. As a result, the Company expects to be able to continue to participate in new infrastructure projects, while maintaining a sound capital structure.

INVESTOR RELATIONS	www.ica.com.mx	2/23

PRESS RELEASE

Construction

Civil Construction

•

Civil construction revenues increased principally as a result of contracts awarded in 2007 and 2008, including the La Yesca hydroelectric project, the Mexico City Metro Line 12, the Rio de los Remedios-Ecatepec highway, and work on the Red de Carreteras de Occidente (RCO or Farac I) tollroads. Execution of these projects increased in 2Q09 as compared to the prior year period.

•	The increase in operating income and margins resulted principally from a better rate of absorption of fixed overhead by a higher volume of work in civil construction and some cost recoveries.
•	Cash balances decreased as a result of delays in the collection of client account receivables, particularly for certain public works projects affected by a variety of different circumstances in Mexico.
•

The La Yesca hydroelectric project accounted for 70% of debt in Civil Construction. The increase in debt was the result of additional draws on the La Yesca debt facility as a result of advance in the execution of the project, which has been undertaken under the financed public works mechanism. The debt is expected to be repaid in full upon project completion.

INVESTOR RELATIONS	www.ica.com.mx	3/23

PRESS RELEASE

Industrial Construction

•	Sales increased principally as a result of the progress on the Chicontepec II oil field services project, which was just in the start up phase during 2Q08.
•	Operating income in 2Q09 improved, during the prior year period operating income was affected by non-recurring costs recognized upon the completion of the Chicontepec I oil field services project.
•

The increase in debt resulted from financings for the Chicontepec II oil field project and the Dos Bocas oil dehydration project. The former was in its initial phase in 2Q08 and the latter had not yet been awarded.

INVESTOR RELATIONS	www.ica.com.mx	4/23

PRESS RELEASE

Rodio

•

Rodio continues to execute the strict expense control and optimization of costs programs initiated in 2008. Despite the adverse economic conditions in the Spanish real estate and infrastructure sectors, revenues maintained stable and the backlog was kept at the equivalent of three months revenue.

Backlog

INVESTOR RELATIONS	www.ica.com.mx	5/23

PRESS RELEASE

•	Backlog as of June 30, 2009 was Ps. 37,534 million, near historic highs. Backlog was the equivalent of 15 months of sales at 2Q09 rates.
•

Three projects accounted for 44% of backlog: the Mexico City Metro Line 12, the La Yesca hydroelectric project, and the Eastern Outlet Tunnel. In conjunction, these three projects were 18% completed as of June 30, 2009.

•	Twenty-two percent of projects were unit price contracts, 52% were fixed price contracts, and 26% had both unit price and fixed price components.
•

Foreign currency denominated projects accounted for 26% of Backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, and several other Industrial Construction projects for Pemex.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 0.80 during 2Q09.

•

During the second quarter ICA was awarded new contracts and contract and net additions totaling Ps.6,296 million. The new contracts included the Poza Rica Cryogenic plant with a value of Ps. 3,520 million, and three hospitals with a combined contract value of Ps. 1,059 million, among others.

INVESTOR RELATIONS	www.ica.com.mx	6/23

PRESS RELEASE

Infrastructure

Concessions

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Revenues increased as a result of revenues from the availability of the Irapuato—La Piedad Public Private Partnership (PPP) highway, which began full operation in 3Q08, increased revenues from the Corredor Sur tollroad, as well as an increase in revenues from operation and maintenance of the various concessions.

•

Debt increased as a result of the advance in the execution of several of the projects that are under construction, principally the Río Verde-Ciudad Valles, Querétaro-Irapuato, and Nuevo Necaxa-Tihuatlán projects.

•

ICA currently has 10 concessioned highway projects, including two that are being undertaken under the Public Private Partnership (PPP) mechanism, where the operator receives periodic payments from the government for the availability of the highway, and another three have both PPPs and tollroad components. Five of the projects are in operation, and the other five are under construction. Irapuato-La Piedad was the first PPP project to start operation.

•

The Corredor Sur tollroad, which links downtown Panama City, Panama with the international airport, continues to record growth as a result of the opening of the Cinta Costera road, which increased access to the highway.

INVESTOR RELATIONS	www.ica.com.mx	7/23

PRESS RELEASE

INVESTOR RELATIONS	www.ica.com.mx	8/23

PRESS RELEASE

Airports

•	The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).
•

Faced with an adverse environment in the air transport industry, OMA’s revenue and cost control initiatives partially offset the impact on results of the decrease in passenger traffic. These initiatives included measures to protect aeronautical revenues, expand and improve sources of non-aeronautical revenue, and to adjust costs and operating expenses to market conditions. These measures resulted in revenues and Adjusted EBITDA decreasing at a slower rate than traffic, and mitigated the impact on the Adjusted EBITDA margin during the second quarter and first six months of 2009.

•

The challenges increased in the second quarter of 2009 with the A(H1N1) flu outbreak which resulted in the cancellation of many domestic and international flights, after the Mexican government issued its first health alert on April 23, 2009. In contrast to the impact of the SARS virus outbreak in 2002-2003, which led to significant reductions in passenger traffic for more than six months in the Asia-Pacific region, the effect on passenger traffic volumes at OMA’s airports appears to have abated in a shorter time. Prior to the health alert (January-April 2009), the average decrease in traffic year-over-year was 18.2%. In May, the month of the greatest impact, the decline was 39.7%. In June, there was a rebound, and total passenger traffic increased 25.2% above the May 2009 level. Year-over-year, June 2009 traffic decreased 20.5%, only slightly below the January-April performance.

•

The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	9/23

PRESS RELEASE

Housing Development

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Effective January 1, 2009, ViveICA elected early adoption of Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate,” according to which revenue is recognized only at the moment of the transfer of title to the purchaser. (The Notes section of this report describes this interpretation)

•

During the second quarter ViveICA sold 1,717 units. Based on the number of mortgages granted by INFONAVIT, ViveICA ranks 9th among homebuilders nationwide. ViveICA had 20 projects in operation in ten states at the end of the second quarter.

•

Operating margin increased as a result of a reduction in fixed costs and headcount during the first six months of 2009. Despite the reduction in units sold, ViveICA increased revenue per unit sold, as a result of a higher value added on its products.

•

The land reserve as of June 30, 2009 was 1,707 hectares, equivalent to 80,337 housing units in 30 projects in Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Mexico City, Mexico State, Morelos, Nuevo León, Querétaro, Quintana Roo, and Veracruz. This reserve is equivalent to nine years sales at 2Q09 levels.

•

The results of ViveICA, S.A. de C.V. are available through the Mexican Stock Exchange at http://www.bmv.com.mx, under the ticker VIVEICA in the section for debt issuers. Those results may differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	10/23

PRESS RELEASE

Consolidated Second Quarter Results

Revenues were Ps. 9,072 million, an increase of 48% over the Ps. 6,133 million in 2Q08. The increase in revenues was principally due to increases in Civil Construction, Concessions, and Industrial Construction. This offset reductions in Housing and Airports. Rodio revenues remained approximately the same. Revenues generated in Mexico represented 92% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 23% of the total.

Cost of sales and general and administrative expenses increased 46% and 24%, respectively in 2Q09, below the rate of growth of revenues. Cost of sales also included Ps. 207 million in interest expense on financed projects in Civil Construction, Concessions, and Housing, as compared to Ps. 60 million in the prior year period.

Operating income was Ps. 745 million, an increase of 118%. The Construction segment contributed 64% of operating income, Infrastructure 37%, and Housing 6%. The consolidated operating margin was 8.2%, as compared to 5.6% in 2Q08.

Comprehensive financing cost in 2Q09 was Ps. 185 million, essentially unchanged from Ps. 183 million in 2Q08. An increase in interest expense from a higher level of debt and an increased exchange loss were offset by a Ps. 9 million increase in the gain on the mark to market of

INVESTOR RELATIONS	www.ica.com.mx	11/23

PRESS RELEASE

financial derivatives positions. These are discussed in more detail in the section on financial derivatives below.

Share of net loss of unconsolidated affiliates was reduced, principally as a result of lower debt service costs on ICA’s participation in RCO, the operator of the FARAC I tollroad package. RCO had a loss of Ps. 70 million in 2Q09.

Income before taxes totaled Ps. 481 million, an increase of 628%.

Taxes increased principally because of provisions for the flat rate corporate tax (IETU) in Civil and Industrial Construction. The effective tax rate was 28% of pretax income, the effective cash tax rate was 19.6%, and the balance was deferred taxes. In 2Q08 there was a tax credit of Ps. 18 million, result of a recovery for taxes of Ps. 152 million.

Consolidated net income was Ps. 345 million, an increase of 313%.

Net income of majority interest was Ps. 286 million, an increase of 422%, as compared to Ps. 55 million in 2Q08.

•	Earnings per share were Ps. 0.58.
•	Earnings per ADS were US$0.18.

Adjusted EBITDA

•

Adjusted EBITDA in 2Q09 was Ps. 1,305 million, with an adjusted EBITDA margin of 14.4%. One of the factors increasing Adjusted EBITDA was a higher level of interest expense included in cost of sales of certain projects.

•

Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

INVESTOR RELATIONS	www.ica.com.mx	12/23

PRESS RELEASE

Total Debt

•

Total debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance of execution of concessions and financed projects such as the La Yesca hydroelectric project.

•	Sixty-two percent of debt is bank debt and 38% is securities debt, principally for concessions and ViveICA commercial paper.
•

Twenty-four percent of debt is short-term. Of this, 14% represents working capital lines for Civil Construction, Industrial Construction, and Rodio; 5% is in the Infrastructure segment, and includes the current portion of long term debt and OMA working capital lines; and 5% is in Housing Development, for construction loans, working capital lines, and commercial paper.

•	Long-term debt is 76% of total debt: 52% is in Concessions and Airports; 21% is for the La Yesca hydroelectric project; and 3% for a structured financing in Housing.
•	ICA’s policy is that financing be contracted in the same currency as the source of repayment; 36% of total debt is denominated in foreign currencies, principally U.S. dollars.
•	100% of debt is related to projects; ICA has no debt at the holding company level.

INVESTOR RELATIONS	www.ica.com.mx	13/23

PRESS RELEASE

Financial Derivative Instruments

•

ICA enters financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on those projects in which labor costs and inputs that are incurred in currencies different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

•

From an accounting perspective, there are two classifications for derivative instruments. The first includes those designated as hedging financial instruments, provided they meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, have been designated as trading derivatives for accounting purposes because they do not meet MFRS requirements for hedge accounting treatment.

•

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by first party experts, and supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

•	The following table details the principal derivative positions of ICA, and the principal income statement and balance sheet effects during the quarter:

INVESTOR RELATIONS	www.ica.com.mx	14/23

PRESS RELEASE

•

The change in the market value of the La Yesca derivatives was the result of changes in construction schedule of the La Yesca hydroelectric project and an increase in the volatility of the exchange rate. ICA renegotiated the foreign exchange options related to the La Yesca hydroelectric project in order to: (i) stabilize and eliminate fluctuations in the notional amount; (ii) reduce the notional amount; and (iii) reprogram the weekly schedule of disbursements in accordance with the revised construction schedule and program of payments. The exchange options covering the period April 22, 2009 to February 29, 2012 were renegotiated.

•

At the request of the National Securities and Banking Commission (CNBV), ICA disclosed qualitative and quantitative information regarding all its positions in financial derivatives, whether recognized or not in its income statement and balance sheet, starting December 15, 2008. This information will be available on the Emisnet system of the Mexican Stock Exchange and a translation will be furnished on Form 6-K to the U.S. Securities and Exchange Commission.

Subsequent Events

•

Capital Increase: ICA sold a total of 150 million shares in a global registered offering, which represents approximately 23.3% of ICA’s total equity, after giving effect to the offering. Seventy percent of the total offering (105 million shares) was placed internationally, and thirty percent (45 million shares) was placed in Mexico. The offering price for the shares and Ordinary Participation Certificates (CPOs) was Ps. 20.00 per share or CPO. The offering price for the American Depositary Shares (ADSs) was US$ 5.90 per ADS. (There are four shares or CPOs per ADS). The shares were sold on July 10, 2009, and the overallotment option was exercised on July 14, 2009. The total gross proceeds, including the exercise of the overallotment option, were the equivalent of approximately US$221 million. A copy of the prospectus is available on the Company’s website, www.ica.com.mx.

•

On June 19, 2009, ICA announced that it had been awarded the contract for the 132 km. El Realito Aqueduct water supply and purification system for the San Luis Potosi metropolitan region. The contract was signed on July 3, 2009, with a final contract value of Ps. 2,169 million, excluding VAT, financial, insurance, and bonding costs.

•

Effective July 2009, ICA increased its participation in Viabilis Infraestructura, S.A.P.I. de C.V., the concessionaire for the Rio de los Remedios—Ecatepec toll highway project, by purchasing one additional share and taking some actions to have control of Corporate Governance. As a result, ICA expects to consolidate Viabilis in accordance with MFRS, starting in 3Q09.

•

On July 21, 2009, the Water Commission of the state of Campeche awarded ICA the public works contract for the construction of the largest portion of the Chicbul—Ciudad del Carmen aqueduct. The unit price, fixed term contract has a total value of Ps. 468.1 million (plus VAT).

•

On July 22, 2009, the Federal Workers Social Security Institute (ISSSTE) awarded ICA the contract for the civil works and electromechanical installations for a new general hospital in Saltillo, Coahuila with a value of Ps. 386 million.

Conference Call Invitation

•

ICA invites you to participate in a conference call on July 27, 2009, at 9:00 a.m. EDT (8:00 am Mexico City time). In order to participate, please call 800-762-8795 from the U.S. or +1 (480) 480-629-9773 internationally. The conference ID is 4121571. A replay will be available until August 3, 2009 by calling (800) 406-7325 from the U.S. or +1 (303) 590-3030 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

INVESTOR RELATIONS	www.ica.com.mx	15/23

PRESS RELEASE

Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income, Second Quarter

INVESTOR RELATIONS	www.ica.com.mx	16/23

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Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income, Six Months

INVESTOR RELATIONS	www.ica.com.mx	17/23

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Empresas ICA, S.A.B. de C.V.

Consolidated Balance Sheet

INVESTOR RELATIONS	www.ica.com.mx	18/23

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Supplemental Information

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Capital Increase: The effects of the capital increase that was completed in July 2009 will be reflected in the third quarter financials. The following table shows the principal pro forma effects on the balance sheet:

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Balance Sheet Accounts of Unconsolidated Affiliates: The following table shows the principal balance sheet accounts of unconsolidated affiliates. The principal affiliates are RCO, Proactiva Medio Ambiente México, and the San Martin-Tlaxcala-El Molinito highway. The full amounts are shown, not adjusted for ICA’s ownership share in each affiliate.

INVESTOR RELATIONS	www.ica.com.mx	19/23

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Empresas ICA, S.A.B. de C.V.

Consolidated Cash Flow Statement

INVESTOR RELATIONS	www.ica.com.mx	20/23

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Empresas ICA, S.A.B. de C.V.

Consolidated Segment Information, Second Quarter

INVESTOR RELATIONS	www.ica.com.mx	21/23

PRESS RELEASE

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Early adoption of INIF-14 by Housing: ICA’s housing subsidiary, ViveICA, elected to make early adoption, effective January 1, 2009, of the Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate,” issued by the Mexican Council for the Research and Development of Financial Information Norms. This interpretation is a complement to the standards contained in Bulletin D-7 “Construction contracts.” Adoption of INIF-14 becomes obligatory on January 1, 2010. This change applies to the timing of revenue recognition from the construction contracts, the sale or provision of services related to real estate, and provides for its early adoption. Basically, for those entities where there exists a contractual obligation to deliver real estate to the purchaser who, at the same time, has only a limited ability to influence the design of the project, the recognition of revenue will take place at the time title is transferred. Consequently, in the case of ViveICA, effective January 1, 2009, revenue will be recognized only when title to the house is transferred. ViveICA believes that the early adoption provides greater clarity and objectivity to its financial statements.

Until December 31, 2008, ViveICA recognized revenues when construction of the house was completed and the client had approved financing, or title was transferred. The financial information previously reported has been restated to recognize revenue in accordance with the new policy. The effect of this change on the balance sheet as of June 30, 2008 is a reduction of accounts receivable of Ps. 850 million, an increase in inventories of Ps. 596 million , a reduction in other accounts payable of Ps. 23 million, and a charge against accumulated results as of January 1, 2008 of Ps. 119 million; in the income statement for the first six months of 2008, there is an increase in revenues of Ps. 129 million , an decrease in cost of sales of Ps. 18 million , and a reduction in general and administrative expense of Ps. 105 million which results from the modification of the criteria for capitalization of expenses directly related to the construction, administration, and selling expenses of projects (except for advertising spending that is charged to results in the period when it is incurred.)

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.1550 per U.S. dollar.

Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

INVESTOR RELATIONS	www.ica.com.mx	22/23

PRESS RELEASE

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	23/23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer